

Mail Stop 3720

March 2, 2007

Mr. Hitoshi Owada
Director and Managing Executive Officer
Advantest Corporation
Shin Marunouchi Center Building
1-6-2, Marunouichi
Chiyoda-ku
Tokyo 100-0005
Japan

      Re: **Advantest Corporation**
               Form 20-F for Fiscal Year Ended March 31, 2006
               Filed June 28, 2006
               File No. 1-4996

Dear Mr. Owada:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2006

(1) Description of Business and Summary of Significant Accounting Policies and Practices
(r) Stock-Based Compensation, page F-14

1.   We note based on your note 16 that you issue stock options with an exercise price equal to the higher of (1) 1.05 times the average price of the Company's common shares of the preceding month on the date of grant and (2) the closing price of the Company's common shares traded on the Tokyo Stock Exchange on the date of grant. In addition you disclose that the exercise price of the stock options is subject to adjustment. In this regard these options do not appear to be "plain vanilla" since they are not always granted "at-the-money" as required when applying the "simplified" method accepted under SAB 107. Please revise or advise. In addition please tell us how you considered the other required criteria for the use of the "simplified" method discussed in SAB 107.

(20) Operating Segment and Geographic Information, page F-36

2.   It appears that your line item call "operating income (loss)" does not include all lines items included in "operating income" per your Consolidated Statement of Income on page F-6. In this regard, please re-label this line item to something other than "operating income (loss)." In addition, please disclose whether this line item is your measure of profit or loss and provide a tabular reconciliation of this line item to your consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in account principles in accordance with paragraph 32(b) of SFAS 131.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director